Exhibit 99.1

Disclosure of Mine Safety and Health Administration (MSHA) Safety Data

BHP Billiton’s mining operations in the United States are subject to regulation by MSHA under the United States Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA inspects mines and issues various citations and orders when it believes a violation has occurred under the Mine Act, and it typically proposes a civil penalty, or fine, related to the alleged violation.

The following disclosures are provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), which requires certain disclosures by companies operating mines regulated under the Mine Act and which are required to file periodic reports under the Securities Exchange Act of 1934. The disclosures reflect only our United States mining operations as the requirements of the Act do not apply to mines operated outside the United States.

During the year ended 30 June 2011, none of the mines operated by BHP Billiton received written notice from MSHA of (a) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under section 104(e) of the Mine Act or (b) the potential to have such a pattern.

The information in the table below reflects citations and orders issued by MSHA inspectors to the relevant BHP Billiton site during the year ended 30 June 2011. This data may not match or reconcile with the data MSHA maintains on its public website.

In evaluating this information, consideration should be given to factors such as: (a) the number of citations and orders may vary depending on the size, nature of operations and operational status of the mine, (b) the number of citations issued may vary from inspector to inspector and mine to mine, and (c) citations and orders may be contested and appealed, a process which may result in a reduction in severity and amount, or they might be dismissed.

	Navajo Coal Company	San Juan Coal Company	Pinto Valley Operations
Mine Act Section 104(a) – Total Citations	95	286	37
Mine Act Section 104(a) – Significant and Substantial Citations	44	70	11
Orders issued under Mine Act Section 104(b)	1	2	0
Citations and orders under Mine Act Section 104(d)	0	3	0
Mine Act Section 110(b)(2) Flagrant Violations	0	0	0
Imminent danger orders issued under Section 107(a)	0	3	0
Proposed MSHA Assessments (US$)	$84,312	$310,961	$9,514
Outstanding MSHA Assessments (US$)	$31,437	$190,108	$1,735
Mining-related fatalities	0	0	0
Legal action pending (1)	13	65	No

NOTE:

(1)	Legal action pending refers to the number of MSHA citations and orders as of 30 June 2011 which are being contested before the Federal Mine Safety and Health Review Commission.